EXHIBIT 21

SUBSIDIARIES OF MERCANTILE BANK COPORATION

Mercantile Bank of Michigan, a Michigan banking corporation

Wholly-owned bank subsidiary of Mercantile Bank Corporation

Mercantile Bank Capital Trust I

A Delaware business trust subsidiary of Mercantile Bank Corporation

Mercantile Insurance Center, Inc., a Michigan business corporation

Wholly-owned subsidiary of Mercantile Bank of Michigan

Mercantile Bank Real Estate Co., LLC, a Michigan limited liability company

99% owned by Mercantile Bank of Michigan and 1% owned by Mercantile Insurance Center, Iinc.

West Lake Associates, LLC, a Michigan limited liability company

Wholly-owned subsidiary of Mercantile Bank of Michigan

With the exception of Mercantile Bank Capital Trust I, all of the subsidiaries named above were organized under the laws of the State of Michigan. Mercantile Bank Capital Trust I was organized under the laws of the State of Delaware.